9.6

07024190

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uni Charm Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 04985 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07

File No. 82-4985

Consolidated Earnings for Fiscal Year Ended March 31, 2007

April 27, 2007

RECEIVED

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President and Chief Operating Officer
Contact: Atsushi Iwata, Executive Officer, General Manager of Accounting Dept.
Telephone Number: +81-3-3451-5111
Scheduled date of the General Meeting of Shareholders June 26, 2007
Scheduled date of the starting of dividend payment June 11, 2007
Scheduled date of the submission of financial statements June 27, 2007

ARI S
3-31-07

Note: Amounts less than one million yen have been discarded.

1. Consolidated business results for the fiscal year ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Consolidated business results (Figures shown in percentages are rates of change from the previous year.)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended March 31, 2007	301,880	11.7	29,929	4.9	30,071	4.5	15,058	(1.5)
Year ended March 31, 2006	270,380	9.9	28,531	4.6	28,781	2.9	15,287	(6.7)

	Net Income per Share	Diluted Net Income per Share	Return on Equity (ROE)	Ordinary Income/ Total Asset	Operating Income/ Net Sales
	Yen	Yen	%	%	%
Year ended March 31, 2007	232.31	232.17	9.6	11.6	9.9
Year ended March 31, 2006	229.34	229.00	10.6	12.4	10.6

(Ref.) Equity method investment profit and loss
Year ended March 31, 2007 ¥8 million Year ended March 31, 2006 ¥33 million

(2) Consolidated capitalization status

	Total Assets	Shareholder' s Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Year ended March 31, 2007	268,763	177,049	60.0	2,501.60
Year ended March 31, 2006	250,355	151,182	60.4	2,309.59

(Ref.) Shareholders' equity
Year ended March 31, 2007 ¥161,165 million Year ended March 31, 2006 -

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents as of the End of the Period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended March 31, 2007	28,357	(20,328)	(10,795)	65,449
Year ended March 31, 2006	36,888	(20,251)	(6,217)	67,649

2. Dividend status

	Dividend per Share			Total Cash Dividends (Annually)	Dividend Payout Ratio (Consolidated)	Dividend on Equity (Consolidated)
Date of Record	End of Interim Period	End of Full Fiscal Year	Annually			
	Yen	Yen	Yen	Millions of yen	%	%
Year ended March 31, 2006	16.00	16.00	32.00	2,091	14.0	2.8
Year ended March 31, 2007	22.00	22.00	44.00	2,834	18.9	1.8
Year ending March 31, 2008 (forecast)	23.00	23.00	46.00	-	19.1	-

3. Projected consolidated business results for the fiscal year ending March 2008 (April 1, 2007 - March 31, 2008)

(Figures for full fiscal year and interim period shown in percentages are rates of change from the previous year and that from the previous interim period respectively.)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of yen	%	Millions of yen	%	%
Interim period	155,000	8.1	13,500	0.6	13,500	1.4	6,000	(8.4)	93.13
Full fiscal year	328,000	8.7	33,000	10.3	33,000	9.7	15,500	2.9	240.59

4. Others

(1) Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanying changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures and method of presentation concerning preparation of consolidated financial statements (items listed as changes in matters affecting the preparation of consolidated financial statements)

1) Changes accompanying revisions of accounting standards: Yes

2) Changes other than those applicable to 1) above: None

Note: For details, please refer to "Changes in Matters Affecting the Preparation of Consolidated Financial Statements" on page 21.

(3) Number of shares outstanding (common stocks)

1) Number of shares outstanding at year-end (including treasury stocks): FY2007: 68,981,591 shares; FY2006: 68,981,591 shares

2) Number of treasury stocks at year-end: FY2007: 4,556,375 shares; FY2006: 3,611,190 shares

Note: Please refer to "Per Share Information" on page 31 for the number of shares that forms the basis of calculating (consolidated) net income per share.

(Reference) Summary of non-consolidated business results

1. Non-consolidated business results for the fiscal year ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Consolidated business results (Figures shown in percentages are rates of change from the previous year.)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended March 31, 2007	171,663	4.0	11,326	(6.5)	20,232	23.2	15,037	37.7
Year ended March 31, 2006	165,125	(0.0)	12,112	16.9	16,420	(11.1)	10,920	15.8

	Net Income per Share	Diluted Net Income per Share
	Yen	Yen
Year ended March 31, 2007	231.98	-
Year ended March 31, 2006	164.08	-

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Year ended March 31, 2007	157,286	122,091	77.6	1,895.08
Year ended March 31, 2006	150,349	114,975	76.5	1,756.87

(Ref.) Shareholders' equity

Year ended March 31, 2007 ¥122,091 million Year ended March 31, 2006 -

2. Projected non-consolidated business results for the fiscal year ending March 2008 (April 1, 2007 – March 31, 2008)

Projected non-consolidated business results for the fiscal year ending March 2008 are omitted as they are assessed to be insignificant as investment information.

The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to the attached materials "1. Operating Results" for the abovementioned projected business results.

1. Operating Results

(1) Analyses of the Operating Results

Summary of Overall Business Results (Millions of yen)

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales	270,380	301,880	31,499	11.7
Operating Income	28,531	29,929	1,398	4.9
Ordinary Income	28,781	30,071	1,289	4.5
Net Income	15,287	15,058	(228)	(1.5)

Comparison with Outlook (Millions of yen)

	Outlook for Fiscal Year under Review	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales	295,000	301,880	6,880	2.3
Operating Income	30,500	29,929	(570)	(1.9)
Ordinary Income	30,000	30,071	71	0.2
Net Income	16,000	15,058	(941)	(5.9)

Business Results by Region (Millions of Yen)

	Net Sales (Note1)			Operating Income		
	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease
Japan	201,651	206,891	5,240	24,692	23,801	(890)
Asia	43,201	56,644	13,442	3,128	5,060	1,931
Other	25,527	38,343	12,816	657	965	307

(Note 1) Net Sales represent those to external customers.

1. Summary of Overall Business Results for the Fiscal Year under Review

Consolidated net sales for the fiscal year under review increased, reaching a record high of ¥301,880 million, up 11.7% YOY. In Japan, the Company released products to create new demand and high value-added products in both the personal care and pet care businesses and endeavored to increase profit by revitalizing the market. As a result, sales from the growth areas of the health care and pet care businesses increased steadily. While sales in the core baby and child care business declined due to a falling birth rate, sales in the feminine care business were boosted because of addition of sales of the newly acquired ***Center-In*** brand sanitary products. Consequently, domestic net sales reached ¥206,891 million, up ¥5,240 million YOY. In the overseas markets, sales in the feminine care business and the baby and child care business in Asia expanded steadily in the countries where the Company mainly develops business, as a result of which sales increased by ¥13,442 million, YOY, to ¥56,644 million. In other regions, the Company successfully boosted sales of adult-use incontinence care products and paper baby diaper products in Europe and paper baby diaper products in the Middle East. As a result, all foreign subsidiaries and affiliates expanded sales and their net sales increased by ¥26,258 million, YOY, to ¥94,988 million, now accounting for as much as 31.5% of our total consolidated net sales.

During the fiscal year under review, profit partly decreased due to corporate efforts such as continuously investing in advertising to foster brands, and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from the increased global demand for sanitary goods. However, the Company achieved an increase in profit by boosting sales and facilitated cost reduction, as a result of which operating income amounted to ¥29,929 million (up 4.9% YOY) and ordinary income reached ¥30,071 million (up 4.5% YOY) while net income was ¥15,058 million (down 1.5% YOY). Consequently, net income per share increased by ¥2.97 from the previous year to ¥232.31.

Concerning profit sharing with shareholders, the Company acquired 943,000 shares of treasury stocks (for a total acquisition cost of ¥5,999 million) between July 31 and August 25 in the previous year through open-market share acquisition, in line with our policy of returning 50% of net income to shareholders by way of dividends and share buy-back. The year-end dividend for the year under review will be increased by ¥6 in comparison with the from the previous year end to ¥22, as announced in the interim period. As a result, the full-year dividend including the interim dividend of ¥22 per share will be increased by ¥12 over that of the previous year, to ¥44 per share.

2. Summary of Business Result by Segment

1) Personal Care Business

(Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note2)	228,884	256,872	27,987	12.2%
Operating Income	23,887	24,694	806	3.4%

(Note 2) Net Sales represent those to external customers.

Net sales from our personal care Business for the fiscal year under review amounted to ¥256,872 million, up 12.2% from the previous year. Operating income increased to ¥24,694 million by 3.4% or ¥806 million from the previous year.

- **Baby and Child Care Business**

In the domestic market, the business environment remains severe due to the influence of rising material costs amid a continuous decline in market demand because of the falling birth rate. Despite this adverse environment, as a leading enterprise the Company is endeavoring to revitalize its market and recover its earnings with a focus on pants-type paper diapers by releasing new products and improving existing products while promoting aggressive market campaigns including advertising in order to provide high value-added products for consumers.

The Company proved there was a relationship between heat rash and bacteria in the summer through joint research conducted with the University of Tokushima. Utilizing the results of such study, Unicharm released ***Moony Man Ase Sukkiri*** for the summer season only. The Company aimed to improve profitability by launching premium products that target the intensified need for skincare among consumers in summer. From the premium line paper baby diaper brands of ***Moony*** and ***Moony Man***, in October Unicharm released new products ***Moony Sarara Magic*** and ***Moony Man Sarara Magic***, respectively, with enhanced absorbency and achieved a boost in unit sale price by improving product functions. Concerning the reasonably priced pants-type diapers ***Mammy Poko Pants***, the Company has expanded sales and earnings by revising the quantity and price per package and releasing products with improved design function at the same time, successfully raising the unit sale price.

In the overseas markets, Unicharm implemented proactive sales and marketing activities to drive market penetration of tape-type paper baby diaper ***Mamy Poko*** and pants-type paper baby diaper ***Mamy Poko Pants*** brands in major East Asian countries where the Company is developing business and successfully expanded sales and profit while expanding markets. Especially in China, the Company released high premium-type product ***Mamy Poko Gold***, in addition to premium-type ***Mamy Poko*** products, and focused its efforts on expanding premium paper baby diapers market in China.

In ASEAN countries, Unicharm steadily increased sales in Thailand and Indonesia where it has top market share, and the Company won the top market share in Singapore at the end of last year. In addition, the Company steadily increased the market share in Malaysia.

Unicharm introduced ***Mamy Poko Pants*** in South Korea in May, making great inroads into the South Korean paper baby diaper market. In the Middle East and North Africa, Unicharm reinforced its efforts for business development through Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia, boosting sales of paper baby diapers.

Consequently, net sales in the baby and child care business for the fiscal year under review increased to ¥123,344 million, up ¥14,095 million from the previous year.

- **Feminine Care Business**

As the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company endeavored to foster the high value-added growth segment and expand its market share by launching ***Sofy Body Fit Fuwa Pita Slim Night-time use for Extremely Heavy Flow*** as well as ***Super-Sound Sleep 400*** and ***Super-Sound Sleep 360*** from the ***Sofy*** series. To accelerate the growth and enhance the profitability of the feminine care business in the domestic market as a top manufacturer, Unicharm obtained the ***Center-In*** brand sanitary products business from the Shiseido group and Marusan Industry Co., Ltd. and started manufacturing and marketing the ***Center-In*** brand in June 2006. Unicharm renovated ***Center-In*** brand entirely in March and introduced the concept of "for use on outings" to strengthen competitiveness and increase earning capacity in the domestic market.

In addition to making further innovations in all types of sanitary tampons, Unicharm radically reformed the sanitary tampons information on its Web site in preparation for the high-demand summer season, including the opening of a revamped ***Charm*** Web site. The Company also launched a new television commercial for the first time in ten years to popularize sanitary tampons, by choosing Masami Tanaka, a former swimmer and an Olympic bronze medal winner, to be the commercial face of ***Charm*** sanitary tampons. In September, Unicharm established one of the most sophisticated tampon manufacturing facilities in the world that meets cleanliness requirements appropriate for manufacturing sanitary tampons, which are categorized as a medical item, as well as measuring up to higher sanitary and quality criteria. Unicharm will continue to provide high-quality products and make continuous efforts for educational activities, in an effort to expand the market for sanitary tampons.

Turning to the overseas markets, in a bid to speed up its operations further in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly targeting high value-added night-use napkins. Especially in South Korea, Unicharm expanded the market share rapidly by introducing new high value-added night-use products and correspondingly airing TV commercials proactively, with the help of strong marketing capability of LG Household & Health Care Ltd., its business partner in Korea.

Consequently, net sales in the feminine care business for the consolidated fiscal year under review increased by ¥5,923 million to ¥65,422 million compared with the previous year.

- **Health Care Business**

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

The light incontinence care product market in Japan is growing 20% annually because of a rapidly aging population. The market is projected to grow further owing to the aging baby boomer generation in Japan, or the so-called Year 2007 Problem. Against this backdrop, Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan Mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. In September, Unicharm launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a product with a deodorant function, to enhance the lineup of panty liners that provide light incontinence care for users.

In the severe incontinence care products market, the Company released jumbo-pack products with larger quantity per package from ***Lifree – All Night Relief Pads*** and ***Lifree - All Night Super Relief Pads***. Along with the introduction of these products, the Company carried out various educational activities such as giving out free samples, airing TV commercials and providing information through distribution of email newsletters. Through the above efforts, Unicharm strived to achieve incontinence care that allows all users and their care-givers to sleep throughout the night without the need to worry about leakage.

From the ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask made of nonwoven fabric that is popular among customers, the Company launched ***Unicharm Cho-Rittai Mask Virus Guard***. For this product, Unicharm successfully added a feature that firmly prevents viruses from entering by improving the fit around the nose and containing silver ions, which have antibacterial and deodorizing effects, within the fabric. In addition, the Company released ***Unicharm Cho-Rittai Mask Super for Hay Fever***, a product that powerfully blocks pollen by eliminating the gap around the nose. Unicharm strived to increase earnings while expanding the mask market by launching highly functional products amid increasing concerns about influenza and SARS (severe acute respiratory syndrome) and the corresponding needs for preventive measures.

In the category of business-use products, Unicharm focused on acquiring new customers by proposing original incontinence care models. In August, the Company released ***Lifree Sawayaka Cotton Pants*** and ***Lifree Sawayaka Liner*** for elderly people in nursing care facilities and hospitals who need light incontinence care. In the ***"Iki-Iki Life"*** direct-sales business, the Company strived to obtain new customers and boost sales by using the Internet to increase the number of points of contact with customers.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the three brands of ***Wave***, ***Silcot Wet Tissues*** and ***Silcot***.

For the ***Wave*** sheet cleaner, a product aimed at introducing new cleaning practices, the Company rolled out campaigns targeting consumers such as a project for marketing ***Wave Handy Wiper Replaceable Sheet in Two Packs*** with an original case and "Present from ***Wave*** – Vacation in Hawaii", in an effort to boost sales. In September, the Company renewed ***Wave Handy Wipe***" by enhancing the function of wiping away house dust in tight spaces and further improved customer satisfaction with the product.

Unicharm released ***Silcot Wet Tissues Handy Wet Antibacterial*** from the ***Silcot Wet Tissues*** brand, which can be used even by children to eliminate bacteria in a safe yet gentle manner.

In the overseas market, the Company has licensed to Procter and Gamble Co. the sheet technology of the ***Wave*** sheet cleaner. Swiffer Dusters, a product produced using this technology, has been sold in North America and Europe, which significantly contributed to the royalty revenues of the Company.

2) Pet Care Business **(Millions of Yen)**

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note3)	30,361	34,105	3,744	12.3
Operating Income	3,409	3,975	566	16.6

(Note 3) Net Sales represent those to external customers.

Sales in the pet care segment during the fiscal year under review increased 12.3% YOY to ¥34,105 million and operating income amounted to ¥3,975 million (up 16.6% YOY).

In the pet food category, the Company made a full-scale entry virtually for the first time into the markets for wet cat food and side dishes for dogs, which account for about 40% of the entire pet food market, by releasing products such as "***Gin no Spoon Can***", "***Aiken Genki Tasty Snack (Oishii Oyatsu)***" and "***Gin no Sara Today's Treat (Kyo no Gohobi)***".

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever increasing needs of indoor pet-keeping. For instance, the Company released ***Deo Sheet Semi Wide*** from the ***Deo Sheet*** series, a product for disposing of dog excrement. In addition, Unicharm launched ***Odorless Cat Litter*** and ***Deo Sand Deodorant***, products exclusively for deodorizing cat waste, as well as ***One-Week Deodorant and Disinfectant Deo Toilet with Scatterless Green Tea Ingredient and Odorless Sand***, a burnable type replaceable product for system toilet for cat ***One-Week Deodorant and Disinfectant Toilet***.

3) Other Businesses **(Millions of Yen)**

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note4)	11,134	10,902	(232)	(2.1)
Operating Income	1,148	1,152	4	0.4

(Note 4) Net Sales represent those to external customers.

Sales in other business segments for the fiscal year under review amounted to ¥10,902 million, down 2.1% YOY, and operating income amounted to ¥1,152 million.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales expanded favorably for ***Fresh Master*** tray mats and ***Wave*** professional-quality sheet, both developed by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

3. Outlook for Fiscal 2007

(Millions of Yen)

	Outlook for Fiscal 2007	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/Decrease (%)
Net Sales	328,000	301,880	26,119	8.7
Operating Income	33,000	29,929	3,070	10.3
Ordinary Income	33,000	30,071	2,928	9.7
Net Income	15,500	15,058	441	2.9
Net Income per Share	240.59 yen	232.31 yen	8.28 yen	3.6

Both corporate business results and consumer spending in Japan remained steady, but the Company is expected to continue to face a challenging business environment such as a further rise in material costs. In Asia, competition among global brands is also expected to intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth medium-term SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses.

In the baby and child care business in Japan, Unicharm will release products in M-size for ***Moony Man Sarara Magic*** and ***Moony Sarara Magic***, which are products with the enhanced function of absorbing urine instantly as if it has just disappeared, to satisfy users' skincare needs while giving consideration to both skin conditions and the body movements of babies, and promote expansion of market for premium paper baby diapers. In addition, the Company will introduce ***Moony Man Ase Sukkiri***, a product with sweat-absorbent sheet to prevent discomfort inside from sweat, in preparation for the high-demand summer season.

In the domestic feminine care business, the Company will renew the ***Super-Sound Guard Series***, for which we launched ***Sofy Super-Sound Sleep Guard 360***, by using a newly developed "extra-wide and comfortable fit absorber" to reinforce the leak prevention function, to expand sales of highly-functional night-use napkins. In the panty liner segment, Unicharm will endeavor to boost sales by extensively enhancing the "wrinkle-free" feature of ***Sofy Fuwagokochi Catechin Deodorant*** and ***Sofy Fuwagokochi*** products. As for the ***Center-In*** brand, which Unicharm renovated entirely, the Company will focus its marketing efforts on ***Compact*** and ***Deodorant Compact*** products, with the aim of promoting the proposal of new feminine care values.

In the healthcare segment, the Company will respond to the diversified needs of consumers meticulously by further improving product capability and expanding the lineup of the ***Lifree*** brand based on our own concept of continence care, and further enhance educational activities for the continence rehabilitation care system, in an effort to expand business faster than the market growth rate. As the number of active elderly people is increasing, the fast-growing light incontinence care product market is expected to grow further. In line with this trend, Unicharm launched ***Lifree Slim Wear***, the first water-absorbing underwear of its kind in the industry that creates a market for light incontinence care product for able-bodied elderly people, in an attempt to develop a new market in the light incontinence care product market.

In the clean & fresh segment, Unicharm will improve the package of ***Wave Handy Wiper*** and ***Allergen Care Wave Handy Wiper*** from the ***Wave*** brand. These two products are a series of disposable cleaners aimed at introducing new cleaning practices, in order to facilitate understanding of product features and encourage trial purchase by consumers.

In the pet care business, the Company expects that the number of households that want to keep pets will increase. Considering the social phenomena of a declining birthrate and an aging society, as well as a growing tendency for people to get married later, which has deepened people's quest for comfort and enjoyment in life, the concept of a pet is changing such that it is more like a close communication partner. In addition, retirement of baby boomers is expected to accelerate this tendency further.

Therefore, Unicharm will continuously strive to develop products that meet the needs of consumers and cultivate markets. In addition, it will continue to enhance its lineup of products that relate to the domestic pet-keeping trend, which is characterized by such keywords as "indoor pet-keeping," "smaller pet size", "senior" and "overweight."

In the meantime, surge in oil price and rising grain prices have been affecting the purchase price of raw materials. For this reason, the Company improved main products and simultaneously revised prices by changing the volume per package in March 2007.

In light of the abovementioned endeavors, Unicharm expects to report record consolidated sales of ¥328,000 million (up 8.7% YOY), operating income of ¥33,000 million (up 10.3% YOY), ordinary income of ¥33,000 million (up 9.7% YOY) and net income of ¥15,500 million (up 2.9% YOY). Consequently, net income per share is expected to be ¥240.59, a YOY increase of ¥8.28.

(2) Analyses of the Financial Condition

(Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review	Increase/ Decrease
Total Assets	250,355	268,763	18,408
Net Assets	151,182	177,049	25,867
Equity Ratio	60.4%	60.0%	(0.4%)

(Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review	Increase/ Decrease
Cash Flows from Operating Activities	36,888	28,357	(8,531)
Cash Flows from Investing Activities	(20,251)	(20,328)	(76)
Cash Flows from Financing Activities	(6,217)	(10,795)	(4,577)
Balance of Cash and cash Equivalents as of the End of the period	67,649	65,449	(2,199)

Total assets for the fiscal year under review amounted to ¥268,763 million, the combined result of a decrease of ¥2,341 million in cash and deposits from the previous year end, an increase of ¥4,851 million in notes and accounts receivable, an increase of ¥4,199 million in inventories and an increase of ¥9,614 million in tangible fixed assets. Net assets including minority interests of ¥15,883 million increased by ¥15,058 million to ¥177,049 million, contributed mainly by net income.

Cash flows from operating activities during the fiscal year under review amounted to ¥28,357 million, mainly as a result of ¥29,078 million in net income before income taxes and other adjustments, ¥13,184 million in depreciation expenses and ¥13,708 million used to pay corporate income tax and other charges.

Cash flows from investing activities decreased ¥20,328 million. This was primarily due to expenditures of ¥20,760 million in acquisition of tangible fixed assets.

Cash flows from financing activities decreased ¥10,795 million, primarily because of a decrease in short-term bank loans by ¥2,499 million, expenditure on acquisition of treasury stocks of ¥6,014 million and dividends paid of ¥2,461 million.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥65,449 million, down ¥2,199 million from the previous year end.

	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007
Equity Ratio (%)	60.2	59.2	63.9	60.4	60.0
Equity Ratio based on fair value (%)	167.3	158.4	148.5	150.9	178.8
Interest bearing debt ratio to cash flow (years)	0.3	0.2	0.2	0.2	0.4
Interest coverage ratio	74.5	124.2	77.2	73.2	69.1

(Notes)

Equity ratio:	Shareholders' equity / total assets
Equity ratio based on market value:	Total market capitalization / total assets
Interest bearing debt ratio to cash flow:	Interest-bearing debt / cash flows
Interest coverage ratio:	Cash flows / interest payments

*1. Each benchmark is computed on the basis of consolidated financial figures.
2. Total market capitalization is computed by multiplying the closing stock quotation as of the end of the fiscal year with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years.
3. "Cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debt" includes all of the debt reported on the consolidated balance sheets as of the end of the fiscal years on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.

(3) Basic Profit-Sharing Policy and Dividends for Fiscal 2006 and Fiscal 2007

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow. The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand investments in order to improve its earnings capabilities further.

The Company will seek to utilize its free cash flows by placing the highest priority on financing its business expansion (in Japan and abroad), R&D, and IT system upgrades for the purpose of enhancing corporate value, while acquiring treasury stocks from time to time, and paying dividends to provide returns to its esteemed shareholders. During the fiscal year under review, the Company acquired 943,000 shares of treasury stocks (for a total acquisition cost of ¥5,999 million) through open-market share acquisition and the total amount of treasury stocks that the Company has acquired so far now stands at ¥39.8 billion. The Company is determined to always give adequate consideration to corporate efficiency from the long-term perspective.

The year-end dividend for the year under review will be increased by ¥6 over the previous year end to ¥22, as announced in the interim period. As a result, full-year dividend including interim dividend of ¥22 per share will be increased by ¥12 over the previous year, to ¥44 per share.

Full-year dividend for the next fiscal year will be increased by ¥2 over the fiscal year under review to ¥46 per share, and the interim dividend for the next fiscal year will be increased by ¥1 over the fiscal year under review to ¥23 per share.

2. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 26 consolidated subsidiaries and one affiliate, and operates the business of mainly manufacturing and selling personal care and pet care products and providing attendant services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Business Segment	Sales Category		Main Companies
Personal Care Business	Baby and child care products Feminine care products Health care products Cosmetic powder-puffs Household products, etc.	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation and four other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni-Charm Consumer Products Service (Shanghai) Co., Ltd. LG Unicharm Co., Ltd. P.T. Uni-Charm Indonesia Uni.Charm Mölnlycke B.V. Unicharm Gulf Hygienic Industries Ltd. and six other companies
Pet Care Business	Pet foods Pet toiletries	Domestic	Unicharm PetCare Corporation Unicharm Products Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd.
Other Businesses	Food-wrapping Materials Materials and Components Infant Education Division Financing Operations, etc. Other	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd Kokko Paper Manufacturing Co., Ltd. and five other companies

Note: A subsidiary of Unicharm Products Co., Ltd. The percentage of voting rights indicates percentage of voting rights held indirectly.

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

Consolidated Subsidiaries

Name	Address	Main operations	Percentage of voting rights held
Unicharm Products Co., Ltd.	Shikoku Chuo-city, Ehime	Production of baby and child care products, feminine care products, etc.	100.0%
Unicharm Materials Co., Ltd.	Shikoku Chuo-city, Ehime	Production and sale of nonwoven fabric and other materials	100.0%
Kokko Paper Manufacturing Co., Ltd.	Shikoku Chuo-city, Ehime	Production, processing and sale of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuji-city, Kagawa	Printing, processing and sale of photogravures	100.0%
Unicharm PetCare Corporation	Shinagawa-ku, Tokyo	Production and sale of pet foods and pet toiletries	38.8%
Uni.Charm Mölnlycke K.K.	Minato-ku, Tokyo	Sale of adult-use incontinence products	51.0%
United Charm Co., Ltd.	China	Production and sale of baby and child care products, feminine care products, etc.	52.6%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sale of baby and child care products, feminine care products, etc.	94.2%
Shanghai Uni-Charm Co., Ltd.	China	Production and sale of feminine care products, etc.	75.0%
Uni-Charm Consumer Products (China) Co., Ltd.	China	Production and sale of baby and child care products, etc.	97.1%
Uni-Charm Consumer Products Service (Shanghai) Co., Ltd.	China	Sale of baby and child care products, feminine care products, etc.	100.0%
LG Unicharm Co., Ltd.	Korea	Production and sale of baby and child care products, feminine care products, etc.	51.0%
PT Uni-Charm Indonesia	Indonesia	Production and sale of baby and child care products, feminine care products, etc.	74.0%
Uni.Charm Mölnlycke B.V.	The Netherlands	Production supervision for baby/child care and adult-use incontinence products	60.0%
Unicharm Gulf Hygienic Industries Ltd.	Saudi Arabia	Production and sale of baby and child care products, feminine care products, etc.	51.0%
Mieux Products Co., Ltd (Note)	Ohsu-shi, Ehime	Production of feminine care products, etc.	100.0%
UNI-CHARM (VIETNAM) Co., Ltd.	Vietnam	Production and sale of feminine care products, etc.	100.0%
Nine other companies			

Note: A subsidiary of Unicharm Products Co., Ltd. The percentage of voting rights indicates percentage of voting rights held indirectly.

Affiliates

Name	Address	Main operations	Percentage of ownership interest
The Fun Co., Ltd.	Sakai-city, Osaka	Services such as storage and processing of data	25.0%

3. Corporate Policies

(1) Basic Corporate Policy

Upholding the management philosophy of "creating and offering first-class products and services to its customers wherever they may be," the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its ability to generate cash flows and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that would serve to integrate the pursuit and enhancement of its responsibility to society through its business activities.

(2) Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that will enable it to prevail in global competition by continuously boosting sales and income as well as improving ROE.

(3) Medium and Long-Term Corporate Strategy

Aiming to boost growth in the personal care business in Asia and firmly establish a "life support" industry with the best corporate value in Asia that offers the world's premier premium-quality products and services to bring comfort, excitement and pleasure to two billion people throughout Asia, the Company launched its Sixth medium-term 48 months SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004. It is a 4-year corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

(4) Challenges Facing the Company

During the fiscal year under review, Unicharm pushed forward its corporate reform while giving the highest priority to revitalizing the domestic market as well as accelerating market growth and expanding its overseas business, mainly in Asia. As a result, the Company came back on track to steady recovery. In the face of increasingly fierce competition in a market environment of sluggish domestic consumer spending but soaring raw material prices, the Company strived to expand sales and reduce costs. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses.

Outside of Japan, mainly in growth markets in Asia, it will seek to establish itself as the leader in its market by aggressively developing local-area business and rapidly expanding its product lineup in a way that responds to the needs of local consumers.

4. Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheet

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)		Increase/ Decrease	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
Current assets	134,983	53.9	142,588	53.1	7,604	5.6
Cash and deposits	67,812		65,471		(2,341)	(3.5)
Notes and accounts receivable	33,160		38,011		4,851	14.6
Marketable securities	12,743		13,112		368	2.9
Inventories	16,176		20,376		4,199	26.0
Deferred tax assets	2,642		2,638		(3)	(0.1)
Other current assets	2,515		3,049		533	21.2
Allowance for bad debts	(68)		(71)		(2)	4.2
Fixed assets	115,371	46.1	126,175	46.9	10,804	9.4
Tangible fixed assets	77,110	30.8	86,725	32.2	9,614	12.5
Buildings and other structures	23,032		25,204		2,172	9.4
Machinery, equipment and vehicles	39,052		45,490		6,438	16.5
Land	10,143		9,975		(167)	(1.7)
Construction in progress	3,424		4,332		908	26.5
Other tangible fixed assets	1,458		1,721		262	18.0
Intangible fixed assets	4,265	1.7	4,027	1.5	(238)	(5.6)
Goodwill			2,724		2,724	-
Consolidation adjustment accounts	2,677		-		(2,677)	(100.0)
Other intangible fixed assets	1,588		1,302		(285)	(18.0)
Investments and other assets	33,994	13.6	35,422	13.2	1,427	4.2
Investment securities	29,599		29,604		4	0.0
Deferred tax assets related to revaluation	226		222		(3)	(1.7)
Other investments	4,739		5,768		1,029	21.7
Allowance for bad debts	(571)		(173)		397	(69.7)
Total Assets	250,355	100.0	268,763	100.0	18,408	7.4

(Millions of yen, Amounts less than one million yen have been discarded.)

Item / Period	Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)		Increase/ Decrease	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
Current liabilities	72,645	29.0	75,370	28.0	2,725	3.8
Notes and accounts payable	29,547		32,721		3,173	10.7
Short-term bank loans	8,676		6,981		(1,695)	(19.5)
Accrued expenses	20,876		23,828		2,952	14.1
Accrued corporate income tax	6,723		3,047		(3,675)	(54.7)
Reserve for bonus payment	3,038		3,161		122	4.0
Reserve for bonus payment to directors	-		191		191	-
Other current liabilities	3,782		5,437		1,654	43.7
Long-term liabilities	12,223	4.9	16,343	6.1	4,119	33.7
Long-term debt	677		1,738		1,061	156.7
Deferred tax liabilities	2,476		4,742		2,265	91.5
Provision for severance benefits	5,740		6,285		544	9.5
Provision for Directors' severance bonus	1,135		1,198		62	5.5
Other long-term liabilities	2,193		2,378		185	8.5
Total long-term liabilities	84,868	33.9	91,714	34.1	6,845	8.1
Minority interests	14,304	5.7	-	-		
Shareholders' equity						
Common stocks	15,992	6.4	-	-		
Additional paid-in capital	18,590	7.4	-	-		
Retained earnings	128,106	51.2	-	-		
Land revaluation difference	(330)	(0.1)	-	-		
Unrealized gains on available-for-sale securities	6,289	2.5	-	-		
Foreign currency translation adjustment	(362)	(0.2)	-	-		
Treasury stocks	(17,105)	(6.8)	-	-		
Total shareholders' equity	151,182	60.4	-	-		
Total liabilities, minority interests and shareholders' equity	250,355	100.0	-	-		
Net Assets						
Shareholders' equity	-	-	152,010	56.6		
Common stocks	-	-	15,992	6.0		
Additional paid-in capital	-	-	18,590	6.9		
Retained earnings	-	-	140,547	52.3		
Treasury stocks	-	-	(23,119)	(8.6)		
Valuation and translation adjustments, etc.	-	-	9,155	3.4		
Unrealized gains on available-for-sale securities	-	-	6,960	2.6		
Gains (losses) on deferred hedges	-	-	4	0.0		
Land revaluation difference	-	-	(324)	(0.1)		
Foreign currency translation adjustment	-	-	2,513	0.9		
Minority interests	-	-	15,883	5.9		
Total net assets	-	-	177,049	65.9		
Total liabilities and net assets	-	-	268,763	100.0		

(2) Consolidated Statement of Income

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006) Amount	Percentage	Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007) Amount	Percentage	Increase/ Decrease Amount	Percentage
		%		%		%
Net sales	270,380	100.0	301,880	100.0	31,499	11.7
Cost of sales	153,264	56.7	173,238	57.4	19,974	13.0
Gross profit	117,116	43.3	128,641	42.6	11,524	9.8
Selling, general and administrative expenses	88,584	32.7	98,711	32.7	10,126	11.4
Operating income	28,531	10.6	29,929	9.9	1,398	4.9
Non-operating income	1,746	0.6	1,897	0.7	151	8.7
Interest received	358		615		256	71.6
Dividend received	135		237		102	75.2
Gains on sales of securities	25		55		29	115.7
Subsidy income	216		184		(32)	(15.0)
Foreign exchange gain	517		338		(179)	(34.7)
Other non-operating income	491		466		(24)	(5.1)
Non-operating expenses	1,496	0.6	1,755	0.6	259	17.4
Interest paid	304		412		107	35.3
Sales discount	1,021		1,221		200	19.6
Other non-operating expenses	169		121		(48)	(28.3)
Ordinary income	28,781	10.6	30,071	10.0	1,289	4.5
Extraordinary profit	1,504	0.6	225	0.1	(1,278)	(85.0)
Gains on sales of fixed assets	25		173		148	586.1
Gains on sales of investment securities	853		33		(820)	(96.1)
Gains on sales of stock of affiliates	229		-		(229)	(100.0)
Gains on transfer of allowance for bad debts	213		8		(205)	(96.1)
Other extraordinary profit	181		9		(171))	(94.6)
Extraordinary loss	1,719	0.6	1,218	0.5	(501)	(29.2)
Losses on disposal of fixed assets	935		792		(143)	(15.3)
Valuation loss on investment securities	3		8		5	159.9
Amount allocated as provision for severance benefits	250		250		(0)	(0.2)
Impairment losses	281		-		(281)	(100.0)
Loss arising from equity method movement of consolidated affiliates	54		16		(37)	(68.7)
Other extraordinary loss	194		150		(43)	(22.6)
Income before taxes and other adjustments	28,566	10.6	29,078	9.6	512	1.8
Corporate income tax, inhabitant tax and business tax	11,013		10,062		(951)	(8.6)
Adjustments on corporate income tax, etc.	451		1,890		1,438	318.4
Minority interests in net income	1,813		2,067		253	14.0
Net income	15,287	5.7	15,058	5.0	(228)	(1.5)

(3) Consolidated Statement of Retained Earnings

(Millions of yen, Amounts less than one million yen have been discarded.)

Item / Period	Previous Consolidated Fiscal year (April 1, 2005 - March 31, 2006)	
	Amount	
Capital surplus		
Capital surplus at beginning of period		18,590
Capital surplus at end of period		18,590
Retained earnings		
Retained earnings at beginning of period		114,411
Retained earnings increased		15,847
Net income		15,287
Increase in retained earnings due to increase of consolidated subsidiaries		539
Reversal of land revaluation difference		20
Retained earnings decreased		2,152
Dividend		2,043
Directors' bonus		109
Retained earnings at end of period		128,106

(4) Consolidated Statement of Changes in Shareholders' Equity

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

(Millions of yen. Amounts less than one million yen have been discarded.)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of April 1, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the consolidated fiscal year					
Payment of dividends			(2,463)		(2,463)
Net income			15,058		15,058
Directors' bonus			(149)		(149)
Acquisition of treasury stocks				(6,014)	(6,014)
Reversal of land revaluation difference			(5)		(5)
Changes (net amount) of items other than shareholders' equity during the year					-
Total changes during the year	-	-	12,440	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of April 1, 2006	6,289		(330)	(362)	5,596	14,304	165,486
Changes during the consolidated fiscal year							
Payment of dividends					-		(2,463)
Net income					-		15,058
Directors' bonus					-		(149)
Acquisition of treasury stocks					-		(6,014)
Reversal of land revaluation difference					-		(5)
Changes (net amount) of items other than shareholders' equity during the year	671	4	5	2,876	3,558	1,578	5,136
Total changes during the year	671	4	5	2,876	3,558	1,578	11,562
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049

(5) Consolidated Statement of Cash Flows

(Millions of yen, Amounts less than one million yen have been discarded.)

Period / Item	Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)	Increase/ Decrease
	Amount	Amount	Amount
Cash flows from operating activities			
Income before tax and other adjustments	28,566	29,078	512
Depreciation expense	13,062	13,184	121
Loss on asset impairment	281	-	(281)
Decrease in allowance for bad debts	(453)	(395)	58
Increase in reserve for employee severance benefits	895	319	(576)
Increase (decrease) in reserve for directors' severance bonus	(42)	62	104
Receipt of interest and dividend	(494)	(852)	(358)
Payment of interest	304	412	107
Gain on sales of investment securities	(853)	(33)	820
Gain on sales of stock of affiliates	(229)	-	229
Loss on revaluation of investments securities	3	8	5
Gain on sales of fixed assets	(25)	(173)	(148)
Loss on disposal of fixed assets	935	792	(143)
Increase in trade receivables	(2,389)	(4,851)	(2,462)
Increase in inventories	(1,820)	(3,956)	(2,136)
Increase in trade payables	3,442	2,576	(865)
Increase in other current liabilities	2,771	5,091	2,320
Other	(313)	365	679
Sub-total	43,642	41,629	(2,012)
Amount of interest and dividend received	690	847	156
Amount of interest paid	(251)	(410)	(158)
Amount of corporate tax, etc. paid	(7,192)	13,708	(6,516)
Cash flows from operating activities	36,888	28,357	(8,531)
Cash flows from investing activities			
Expenditure on acquisition of marketable securities	(47,558)	(95,688)	(48,130)
Income from sale and redemption of marketable securities	40,298	99,427	59,129
Expenditure on acquisition of tangible fixed assets	(13,296)	(20,760)	(7,463)
Income from sale of tangible fixed assets	418	567	149
Expenditure on acquisition of intangible fixed assets	(312)	(546)	(233)
Expenditure on acquisition of investment securities	(3,857)	(3,012)	844
Income from sale and redemption of investment securities	4,654	136	(4,517)
Expenditure on sale of stock of affiliates	490	-	(490)
Income from share acquisition of subsidiaries for change in consolidated scope	455	-	(455)
Expenditure on share acquisition of subsidiaries for change in consolidated scope	(4,214)	(574)	3,639
Income from cancellation of insurance reserve fund	2,929	-	(2,929)
Other	(259)	122	381
Cash flows from investing activities	(20,251)	(20,328)	(76)
Cash flows from financing activities			
Net increase (decrease) in short-term bank loans	1,688	(2,499)	(4,188)
Income from incurrence of long-term debt	35	1,177	1,142
Expenditure on repayment of long-term debt	(258)	(65)	193
Expenditure on redemption of corporate bonds	(1,000)	-	1,000
Income from receipt of payment from minority shareholders	965	-	(965)
Payment for purchases of shares in subsidiaries	(132)	-	132
Expenditure on acquisition of treasury stocks	(4,980)	(6,014)	(1,034)
Amount of dividend paid	(2,048)	(2,461)	(413)
Amount of dividend paid to minority shareholders	(487)	(931)	(443)
Cash flows from financing activities	(6,217)	(10,795)	(4,577)
Currency translation effect on cash and cash equivalents	499	567	67
Increase (decrease) in cash and cash equivalents	10,918	(2,199)	(13,118)
Amount of cash and cash equivalents outstanding at beginning of period	56,359	67,649	11,290
Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	371	-	(371)
Amount of cash and cash equivalents outstanding at end of period	67,649	65,449	(2,199)

Matters affecting the Preparation of Consolidated Financial Statements

1. Matters related to the scope of consolidation

   All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 26

   Names of main subsidiaries: Unicharm Products Co., Ltd.
   Unicharm PetCare Corporation
   LG Unicharm Co., Ltd.
   United Charm Co., Ltd.
   Uni-Charm (Thailand) Co., Ltd.
   Shanghai Uni-Charm Co., Ltd.
   Uni-Charm Consumer Products (China) Co., Ltd.
   Uni. Charm Mölnlycke B.V.
   Unicharm Gulf Hygienic Industries Ltd.

   The following company became a consolidated subsidiary as it was established during the consolidated fiscal year under review:

   Company name: UNI-CHARM (VIETNAM) Co., Ltd.

   The following company became a consolidated subsidiary because Unicharm Products Co., Ltd., a consolidated subsidiary of the Company, acquired its shares from the consolidated fiscal year under review:

   Company name: Mieux Products Co., Ltd.

2. Application of equity method

   Number of affiliates to which equity method was applied: 1

   Name of main affiliate: The Fun Co., Ltd.

3. Matters related to fiscal year of consolidated subsidiaries

   The fiscal closing date of consolidated subsidiaries and equity-method companies is the same as the fiscal closing date of the Company, excluding the following companies:

   The fiscal closing date for nine of our foreign subsidiaries and for one of our domestic subsidiaries is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the consolidated fiscal closing date.

4. Matters related to accounting standard

(1) Standard and method of valuation of important assets

1) Marketable securities

Held-to-maturity bonds

Amortized cost method (straight-line method)

Other marketable securities

Marketable securities with fair market value

Stated at market based on fair market value, etc. as of consolidated fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method)

Marketable securities without fair market value

To be stated at cost based on the moving-average method

2) Inventories

Products and merchandise

Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

Raw materials

Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

Work in process

Stated at cost based on the periodic average method

Supplies

Stated at cost based on the periodic average method

3) Derivative transactions

Stated at market value based on the market price, etc. as of consolidated fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-20 years

2) Intangible fixed assets

By straight-line method

5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

(3) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the fiscal year under review is appropriated.

3) Provision for directors' bonuses

To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the consolidated fiscal year under review, based on the estimated amount of payment as of the end of the consolidated fiscal year under review.

(Changes in accounting policies)

Effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥191 million each in comparison with the amount calculated in accordance with the conventional method.

The effect of this change on the segment information is stated in the relevant section.

4) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the consolidated fiscal year under review, the amount that is assumed to have accrued as of the end of the consolidated fiscal year under review is appropriated. The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

5) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the consolidated fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen

Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the consolidated fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within net assets.

(5) Method of treating important lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(6) Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.

2) Method and subject of hedging

Method of hedging Exchange contracts

Subject of hedging Scheduled foreign currency-denominated transactions

3) Hedging policy

For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the assumed principal of the means of hedge and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(7) Other important matters for preparation of consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5 Matters related to the valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are entirely booked at market value.

6 Matters related to the amortization of goodwill and negative goodwill

The Company estimates the period that investment effect occurs individually for major items in the goodwill and negative goodwill and amortizes them evenly within a period of 20 years or less from the date of occurrence and other items in the account on the date of occurrence.

7 Scope of funds in the consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

Changes in Matters affecting the Preparation of Consolidated Financial Statements

(Accounting standards for the presentation of net assets in the balance sheet)
Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.)
The amount of what was previously presented as "Shareholders' Equity" was ¥161,161 million.
Because of the amendment of the Financial Statements Regulations, the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Financial Statements Regulations.

(Changes in presentation method)
Effective from the consolidated fiscal year under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Financial Statements Regulations. During the previous consolidated fiscal year, business rights of ¥234 million were posted in "Other intangible fixed asset" for an intangible fixed asset in the consolidated balance sheet.

Consolidated Balance Sheet (Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)
1. Accumulated depreciation on tangible fixed assets 111,463	1. Accumulated depreciation on tangible fixed assets 123,280
2. Total number and type of outstanding shares Common stocks 68,981,591 shares	2. ———
3. Total holding amount of treasury stocks Common stocks 3,611,190 shares	3. ———
4. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the shareholders' equity section. Revaluation method Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998) Date of revaluation: March 31, 2001 Difference between the market value of revalued land for business use at year-end and the book value after the revaluation (458)	4. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the net assets section. Revaluation method Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998) Date of revaluation: March 31, 2001 Difference between the market value of revalued land for business use at year-end and the book value after the revaluation (441)
5. ———	5. Bills at maturity on the end of the consolidated fiscal year are accounted assuming they are settled on the date of maturity. As the end of the consolidated fiscal year under review was a bank holiday, the following bills at maturity on the end of the consolidated fiscal year are excluded from the balance as of the end of the consolidated fiscal year under review: Notes receivable 149 Notes payable 427
6. Guarantee obligation Guarantee obligations of companies other than consolidated subsidiaries for borrowings from financial institutions Clean Plaza Co-op 194	6. Guarantee obligation Guarantee obligations of companies other than consolidated subsidiaries for borrowings from financial institutions Clean Plaza Co-op 104
7. The following is related to affiliates. Investment securities (stocks) 81	7. The following is related to affiliates. Investment securities (stocks) 87

Consolidated Statement of Income

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)	
1. Breakdown and amount of main items in selling, general and administrative expenses		1. Breakdown and amount of main items in selling, general and administrative expenses	
Sales-related transportation expense	15,214	Sales-related transportation expense	17,279
Sales promotion expense	27,688	Sales promotion expense	31,734
Advertising expense	9,002	Advertising expense	10,116
Employees' salaries and bonus	9,775	Employees' salaries and bonus	10,876
Amount newly positioned as provision for employees' bonus	1,421	Amount newly positioned as provision for employees' bonus	1,307
Amount newly positioned as provision for bonus to directors	-	Amount newly positioned as provision for bonus to directors	191
Amount newly positioned as provision for severance benefits	950	Amount newly positioned as provision for severance benefits	938
Amount newly positioned as provision for directors' severance bonus	47	Amount newly positioned as provision for directors' severance bonus	64
Depreciation expense	1,444	Depreciation expense	1,281
2. Research and development expenses included in general and administrative expenses and manufacturing cost	4,018	2. Research and development expenses included in general and administrative expenses and manufacturing cost	4,331
3. Breakdown of gains on sales of fixed assets		3. Breakdown of gains on sales of fixed assets	
Buildings and other structures	2	Buildings and other structures	157
Land	23	Land	4
		Machinery, equipment and vehicles	12
		Others	0
4. Breakdown of loss on disposal of fixed assets		4. Breakdown of loss on disposal of fixed assets	
Loss on retirement of fixed assets		Loss on retirement of fixed assets	
Buildings and other structures	118	Buildings and other structures	52
Machinery, equipment and vehicles	626	Machinery, equipment and vehicles	475
Removal cost	98	Removal cost	28
Others	71	Others	58
Loss on sale of fixed assets		Loss on sale of fixed assets	
Land	16	Land	134
Other	3	Machinery, equipment and vehicles	39
		Buildings and other structures	1
		Other	1
5. Provision for severance benefits Uni.Charm Mölnlycke B.V. changed its retirement benefit system as of the end of the consolidated fiscal year under review due to changes of Dutch Accounting Standards and posted provision for accrued retirement benefit for previous year of ¥250 million.		5. Provision for severance benefits United Charm Co., Ltd. changed its retirement benefit system as of the end of the consolidated fiscal year under review and posted provision for accrued retirement benefit for previous year of ¥250 million.	
6. Impairment loss The Unicharm Group reported impairment losses for the following asset groups:		6. ――――――	

Location	Asset type	Impairment loss
Minato-ku, Tokyo	Software	281

The Group posts impairment loss of assets which are grouped by business segment, in which unit it keeps track of profit and loss on the management accounting. The software in question was introduced to streamline business management of the Group, but the Company reviewed its profitability at the end of the consolidated fiscal year under review as it had become necessary to revise the original introduction plan. As a result, future cash flows fell below the book value of investment. Consequently, the Company reduced the book value to the recoverable value, and recorded the reduced amount of ¥281 million as impairment losses in extraordinary losses.

Recoverable value was determined based on the utility value and calculated by applying a discount rate of 4.3% on future cash flows.

Items related to the Consolidated Statements of Shareholders' Equity

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

1. Items related to outstanding shares and treasury stocks (Unit: Shares)

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year	Increase	Decrease	Balance at the End of the Consolidated Fiscal Year under Review
Outstanding shares				
Common stocks	68,981,591	-	-	68,981,591
Treasury stocks				
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares
2. Increase from open-market share acquisition: 943,000 shares

2. Matters related to new share warrants and new share options

There are no relevant matters to report.

3. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2006	Common stocks	1,045	16	March 31, 2006	June 29, 2006
Board Meeting held on October 27, 2006	Common stocks	1,417	22	September 30, 2006	December 8, 2006

(2) Dividends for which record date falls in the consolidated fiscal under review but for which effective date comes after the consolidated fiscal year.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on May 28, 2007	Common stocks	Retained earnings	1,417	22	March 31, 2007	June 11, 2007

Consolidated Statement of Cash Flows (Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and the amount of items listed on the consolidated balance sheet:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and the amount of items listed on the consolidated balance sheet:	
Cash and deposits	67,812	Cash and deposits	65,471
Marketable securities	12,743	Marketable securities	13,112
Total	80,556	Total	78,583
Term deposits with terms exceeding three months	163	Term deposits with terms exceeding three months	22
Beneficiary certificates of securities investment trust	12,743	Beneficiary certificates of securities investment trust	13,112
Cash and cash equivalents	67,649	Cash and cash equivalents	65,449
The following is the breakdown of assets and liabilities of a subsidiary newly consolidated through share acquisition and the relationship between the acquisition cost of shares and acquisition expenditure (net amount):			
Unicharm Gulf Hygienic Industries Ltd. (As of December 31, 2005)			
Current assets	3,390		
Fixed assets	3,884		
Consolidation adjustment accounts	2,711		
Current liabilities	(3,041)		
Long-term liabilities	(832)		
Minority interests	(1,666)		
Acquisition cost of newly consolidated subsidiaries	4,446		
Cash and cash equivalents of newly consolidated subsidiaries	(232)		
Balance: expenditure on share acquisition of subsidiaries accompanied by change in consolidated scope	(4,214)		

Marketable Securities

Previous Consolidated Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2006) (Millions of Yen)

	Classification	Amount reported on consolidated balance sheet	Market value	Difference
Securities, the fair value of which exceeds the consolidated balance sheet amounts	Government bonds, local public bonds, etc.	0	0	0
	Sub-total	0	0	0
Securities, the fair value of which does not exceed the consolidated balance sheet amounts	Government bonds, local public bonds, etc.	10	10	0
	Sub-total	10	10	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2006) (Millions of Yen)

	Classification	Acquisition cost	Amount reported on consolidated balance sheet	Difference
Securities, the consolidated balance sheet amounts of which exceed the acquisition costs	1) Stocks	2,474	14,234	11,759
	2) Bonds	1,000	1,000	0
	3) Other	1,710	1,710	0
	Sub-total	5,184	16,944	11,760
Securities, the consolidated balance sheet amounts of which do not exceed the acquisition costs	1) Stocks	2	2	(0)
	2) Bonds	11,952	10,819	(1,132)
	Sub-total	11,954	10,821	(1,133)
Total		17,139	27,765	10,626

3. Other securities sold during the previous consolidated fiscal year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Sales Price	Total Sales Gains	Total Sales Losses
Stocks	2,612	853	-
Other	17,757	25	9
Total	20,369	879	9

(Note) In addition to the above, ¥27 million and ¥14 million were recorded as the gain and loss on sales of stock investments held by the investment partnership in which the Company invests, respectively.

4. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2006) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Corporate bonds	2,000
Other	8,999
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	379
Other	107

5. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2006) (Millions of Yen)

	Within 1 year	Over 1 year but within 5 years	Over 5 years but within 10 years	Over 10 years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	10	-	-	-
Other	8,999	0	-	2,000
Other marketable securities				
Bonds	2,024	5,511	404	3,879
Other	1,710	-	-	-
Total	12,743	5,511	404	5,879

Consolidated Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2007) (Millions of Yen)

	Classification	Amount reported on consolidated balance sheet	Market value	Difference
Securities, the fair value of which exceeds the consolidated balance sheet amounts	Corporate bonds	-	-	-
	Sub-total	-	-	-
Securities, the fair value of which does not exceed the consolidated balance sheet amounts	Corporate bonds	2,000	1,912	(87)
	Sub-total	2,000	1,912	(87)
Total		2,000	1,912	(87)

2. Other marketable securities with market value (March 31, 2007) (Millions of Yen)

	Classification	Acquisition cost	Amount reported on consolidated balance sheet	Difference
Securities, the consolidated balance sheet amounts of which exceed the acquisition costs	1) Stocks	5,400	18,233	12,832
	2) Bonds	1,000	1,001	1
	3) Other	2,296	2,296	0
	Sub-total	8,697	21,531	12,834
Securities, the consolidated balance sheet amounts of which do not exceed the acquisition costs	1) Stocks	83	75	(8)
	2) Bonds	9,928	8,865	(1,062)
	Sub-total	10,011	8,941	(1,070)
Total		18,709	30,473	11,763

3. Other securities sold during the current consolidated fiscal year (April 1, 2006 – March 31, 2007) (Millions of Yen)

	Sales Price	Total Sales Gains	Total Sales Losses
Stocks	133	33	-
Other	6,016	55	-
Total	6,149	88	-

(Note) In addition to the above, ¥9 million was recorded as the loss on sales of stock investments held by the investment partnership. There was no gain from such activities.

4. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2007) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Commercial paper	6,797
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	274
Other	83

5. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2007) (Millions of Yen)

	Within 1 year	Over 1 year but within 5 years	Over 5 years but within 10 years	Over 10 years
Held-to-maturity bonds				
Bonds	-	-	-	2,000
Commercial paper	6,797	-	-	-
Other marketable securities				
Bonds	4,017	1,907	-	3,942
Other	2,296	-	-	-
Total	13,112	1,907	-	5,942

Segment Information

1. Segment Information by Business Type

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	228,884	30,361	11,134	270,380	-	270,380
(2)Internal sales or transfers across segments	60	-	4	64	(64)	-
Total	228,944	30,361	11,139	270,444	(64)	270,380
Operating expenses	205,056	26,952	9,991	241,999	(151)	241,848
Operating income	23,887	3,409	1,148	28,444	86	28,531
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	145,349	17,578	26,912	189,840	60,514	250,355
Depreciation Expense	12,459	331	271	13,062	-	13,062
Impairment losses	281	-	-	281	-	281
Capital Expenditure	12,906	568	134	13,609	-	13,609

For Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	256,872	34,105	10,902	301,880	-	301,880
(2)Internal sales or transfers across segments	66	-	4	70	(70)	-
Total	256,938	34,105	10,906	301,950	(70)	301,880
Operating expenses	232,244	30,130	9,754	272,128	(178)	271,950
Operating income	24,694	3,975	1,152	29,821	107	29,929
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	165,143	19,961	26,125	211,230	57,533	268,763
Depreciation Expense	12,810	350	269	13,431	-	13,431
Capital Expenditure	20,495	421	389	21,306	-	21,306

(Notes)

1. Method of segmenting businesses
   Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
   (1) Personal care: Baby and child care products, feminine care products, health care products
   (2) Pet care: Pet foods, pet toiletries
   (3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.
3. The amount of joint assets of the entire company which are included in the elimination or the joint corporate asset category for the consolidated fiscal year under review is ¥88,296 million, and the main assets are cash and deposits, marketable securities and investment securities of the parent company. (Previous consolidated fiscal year: ¥90,938 million)
4. Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements." As a result, there were the following increases in operating expenses: ¥135 million in the personal care segment, ¥47 million in the pet care segment and ¥9 million in the "others" segment. Operating income in the above segments decreased by the equivalent amounts respectively.

2. Segment Information by Region

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	201,651	43,201	25,527	270,380	-	270,380
(2) Internal sales or transfers across segments	4,851	2,504	-	7,356	(7,356)	-
Total	206,502	45,706	25,527	277,736	(7,356)	270,380
Operating expenses	181,810	42,578	24,869	249,258	(7,409)	241,848
Operating income	24,692	3,128	657	28,478	53	28,531
II. Assets	121,308	35,492	21,373	178,173	72,181	250,355

For Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	206,891	56,644	38,343	301,800	-	301,880
(2) Internal sales or transfers across segments	10,979	2,333	-	13,313	(13,313)	-
Total	217,871	58,978	38,343	315,193	(13,313)	301,880
Operating expenses	194,070	53,918	37,378	285,366	(13,416)	271,950
Operating income	23,801	5,060	965	29,827	102	29,929
II. Assets	129,480	49,124	28,649	207,254	61,509	268,763

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia: Taiwan, China, Korea, Thailand, etc.
   (2) Others: The Netherlands, Middle East, etc.
3. The Company-wide assets for the current consolidated fiscal year included in "Elimination or Company-wide" was ¥88,296 million, and mainly comprised cash and deposits, securities, and investment securities of the parent company. (Previous consolidated fiscal year: ¥90,938 million)
4. Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements." As a result, operating expenses in Japan increased by ¥191 million and operating income in the same region decreased by the equivalent amount.

3. Overseas Sales

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Asia	Other	Total
I. Overseas sales	43,360	28,889	72,250
II. Consolidated sales	-	-	270,380
III. Overseas sales as a percentage of consolidated sales (%)	16.0	10.6	26.7

For Consolidated Fiscal Year under Review (April 1, 2006 - March 31, 2007) (Millions of Yen)

	Asia	Other	Total
I. Overseas sales	56,832	41,269	98,102
II. Consolidated sales	-	-	301,880
III. Overseas sales as a percentage of consolidated sales (%)	18.8	13.6	32.4

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
(1) Asia: Taiwan, China, Korea, Thailand, etc.
(2) Others: The Netherlands, Middle East, USA, etc.

4. Sales Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
	Amount (Millions of yen)	Increase/ decrease (%)
Personal Care		
Baby and child care products	123,344	12.9
Feminine care products	65,422	10.0
Others	68,104	13.3
Sub Total	256,872	12.2
Pet Care	34,105	12.3
Others	10,902	(2.1)
Total	301,880	11.7

Lease transactions, transactions with related parties, tax-effect accounting, derivative transactions, retirement benefit and stock options, etc.

Descriptions of the above items are omitted as it is deemed there is no great necessity to disclose them in the earnings briefing.

Per share information

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
Net assets per share:	¥2,309.59	Net assets per share:	¥2,501.60
Net income per share:	¥229.34	Net income per share:	¥232.31
Fully diluted earnings per share	¥229.00	Fully diluted earnings per share	¥232.17

The calculation bases are as follows. (Millions of Yen)

	Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
Net income per share		
Net income	15,287	15,058
Amount that does not belong to ordinary shareholders	203	-
Of which, bonuses to directors by profit appropriation	[203]	[-]
Net income related to ordinary shares	15,084	15,058
Number of average shares during the period (thousands of shares)	65,775	64,821
Fully diluted earnings per share		
Deferred net income	(22)	(8)
Of which, effect of residual securities of affiliates	[(22)]	[(8)]
Amount of increase of ordinary shares	-	-
The outline of residual shares which were not included in computation of fully diluted earnings per share as they have no dilutive effect.	Stock options that were resolved at the ordinary general meeting of shareholders held on June 27, 2003: New share warrants: 5,446 units Common stocks: 544,600 shares Stock options resolved at the ordinary general meeting of shareholders held on June 29, 2004: New share warrants: 7,057 units Common stocks: 705,700 shares	Stock options that were resolved at the ordinary general meeting of shareholders held on June 27, 2003: New share warrants: 5,336 units Common stocks: 533,600 shares Stock options resolved at the ordinary general meeting of shareholders held on June 29, 2004: New share warrants: 6,921 units Common stocks: 692,100 shares

5. Non-consolidated Financial Statements, etc.

(1) Non-Consolidated Balance Sheet

(Millions of yen. Amounts less than one million yen have been discarded.)

Item \ Period	Previous Fiscal Year (April 1, 2005 - March 31, 2006)			Fiscal Year under Review (April 1, 2006 - March 31, 2007)			Increase/ Decrease	
	Amount		Percentage	Amount		Percentage	Amount	Percentage
Assets			%			%		
Current assets		83,395	55.5		88,253	56.1	4,858	5.8
Cash and deposits		50,677			47,861		(2,815)	(5.6)
Notes receivable		230			217		(12)	(5.5)
Accounts receivable		15,370			18,176		2,806	18.3
Marketable securities		11,023			10,815		(208)	(1.9)
Products/merchandise		24			51		27	115.1
Supplies		1,587			1,600		13	0.8
Prepaid expenses		241			276		35	14.6
Deferred tax assets		1,302			1,311		8	0.7
Short-term loans to affiliates		794			4,666		3,871	487.1
Other receivable		1,724			2,924		1,200	69.6
Other current assets		429			361		68	(15.9)
Allowance for bad debts		(10)			(10)		-	-
Fixed assets		66,954	44.5		69,032	43.9	2,078	3.1
Tangible fixed assets		6,600	4.4		7,131	4.5	531	8.1
Buildings		2,054			2,068		14	0.7
Other structures		100			82		(17)	(17.3)
Machinery and equipments		660			837		177	26.8
Vehicles and delivery equipments		16			10		(5)	(33.6)
Tools, furniture and fixtures		628			827		198	31.6
Land		3,022			2,645		(376)	(12.5)
Construction in progress		118			659		541	458.4
Intangible fixed assets		1,490	1.0		1,206	0.8	(283)	(19.0)
Goodwill		-			63		63	-
Sales right		227			-		(227)	(100.0)
Leasehold interest		0			-		(0)	(100.0)
Trademarks		7			8		1	22.3
Software		1,254			1,108		(145)	(11.6)
Telephone access rights		0			0		(0)	(0.0)
Other intangible fixed assets		1			25		24	1354.5
Investments and other assets		58,863	39.1		60,693	38.6	1,830	3.1
Investment securities		29,321			29,437		115	0.4
Stock of affiliates		20,330			20,204		(125)	(0.6)
Capital introduced		20			20		-	-
Capital introduced to affiliates		7,416			7,446		30	0.4
Long-term loans to affiliates		660			1,405		745	113.0
Claims in bankruptcy and reorganization		372			-		(372)	(100.0)
Long-term prepaid expenses		74			70		(3)	(4.9)
Prepaid pension expenses		2,000			2,674		673	33.7
Deferred tax assets		219			-		(219)	(100.0)
Deferred tax assets related to revaluation		226			222		(3)	(1.7)
Security deposits		496			919		422	85.1
Reserve for insurance		41			43		2	5.7
Other investments		228			228		(0)	(0.1)
Allowance for bad debts		(525)			(273)		251	(47.9)
Allowance for valuation loss on investments in affiliates		(2,019)			(1,705)		313	(15.5)
Total Assets		150,349	100.0		157,286	100.0	6,936	4.6

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Fiscal Year (April 1, 2005 - March 31, 2006) Amount	Previous Fiscal Year Percentage	Fiscal Year under Review (April 1, 2006 - March 31, 2007) Amount	Fiscal Year under Review Percentage	Increase/ Decrease Amount	Increase/ Decrease Percentage
Liabilities		%		%		
Current liabilities	28,532	19.0	26,913	17.1	(1,619)	(5.7)
Notes payable	110		150		40	36.5
Accounts payable	10,647		10,939		292	2.7
Accrued expenses	11,759		13,292		1,533	13.0
Accrued consumption taxes	75		-		(75)	(100.0)
Accrued expenses	542		862		320	59.0
Accrued corporate income tax	4,082		198		(3,883)	(95.1)
Deposits received	65		59		(5)	(8.9)
Unearned revenue	4		4		0	1.8
Reserve for bonus payment	1,232		1,252		20	1.6
Reserve for bonus payment to Directors	-		128		128	-
Other current liabilities	14		25		11	79.2
Long-term liabilities	6,841	4.5	8,281	5.3	1,440	21.1
Provision for severance benefits	4,041		4,160		119	2.9
Provision for Directors' severance bonus	1,033		1,080		47	4.6
Security deposits received	1,766		1,793		26	1.5
Deferred tax liabilities	-		1,246		1,246	-
Total liabilities	35,374	23.5	35,195	22.4	(178)	(0.5)

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Fiscal Year (April 1, 2005 - March 31, 2006) Amount	Previous Fiscal Year Percentage	Fiscal Year under Review (April 1, 2006 - March 31, 2007) Amount	Fiscal Year under Review Percentage	Increase/ Decrease Amount	Increase/ Decrease Percentage
Shareholders' equity						
Common stocks	15,992	10.6	-	-		
Additional paid-in capital	18,590	12.4	-	-		
Capital reserve	18,590		-			
Retained earnings	91,559	60.9	-	-		
Earned reserve	1,991		-			
Voluntary reserve	76,005		-			
Unappropriated retained earnings	13,562		-			
Land revaluation difference	(330)	(0.2)	-	-		
Unrealized gains on available-for-sale securities	6,268	4.2	-	-		
Treasury stocks	(17,105)	(11.4)	-	-		
Total shareholders' equity	114,975	76.5	-	-		
Total liabilities and shareholders' equity	150,349	100.0	-	-		
Net Assets						
Shareholders' equity	-	-	115,462	73.4		
Common stocks	-	-	15,992	10.2		
Additional paid-in capital	-	-	18,590	11.8		
Capital reserve	-		18,590			
Retained earnings	-	-	103,999	66.1		
Earned reserve	-		1,991			
Other retained earnings	-		102,007			
Reserve for dividend payment	-		400			
Reserve for reduction entry	-		45			
General reserve	-		82,550			
Unappropriated retained earnings	-		19,011			
Treasury stocks	-	-	(23,119)	(14.7)		
Valuation and translation adjustments, etc.	-	-	6,628	4.2		
Unrealized gains on available-for-sale securities	-	-	6,952	4.4		
Land revaluation difference	-	-	(324)	(0.2)		
Total net assets	-	-	122,091	77.6		
Total liabilities and net assets	-	-	157,286	100.0		

(2) Non-consolidated Statement of Income

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Fiscal Year (April 1, 2005 - March 31, 2006)		Fiscal Year under Review (April 1, 2006 - March 31, 2007)		Increase/ Decrease	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		
Net sales	165,125	100.0	171,663	100.0	6,537	4.0
Cost of sales	103,013	62.4	108,325	63.1	5,312	5.2
Gross profit	62,112	37.6	63,337	36.9	1,225	2.0
Selling, general and administrative expenses	49,999	30.3	52,011	30.3	2,012	4.0
Operating income	12,112	7.3	11,326	6.6	(786)	(6.5)
Non-operating income	4,461	2.7	9,047	5.3	4,586	102.8
Interest received	75		191		115	151.7
Interest on securities	323		352		28	9.0
Dividend income	3,642		8,336		4,693	128.8
Miscellaneous income	418		168		(250)	(59.9)
Non-operating expenses	154	0.1	141	0.1	(12)	(8.1)
Interest paid	66		68		2	3.1
Sales discount	25		26		0	2.6
Loss on sales of securities	9		-		(9)	(100.0)
Miscellaneous loss	52		46		(5)	(10.3)
Ordinary income	16,420	9.9	20,232	11.8	3,812	23.2
Extraordinary profit	1,021	0.6	263	0.2	(757)	(74.2)
Gains on sales of fixed assets	17		152		134	759.3
Gain on sales of investment securities	834		0		(834)	(100.0)
Gain on the reversal of allowance for bad debts	169		0		(168)	(99.5)
Income from reversal of valuation loss on investments in affiliates	-		110		110	-
Extraordinary loss	1,525	0.9	437	0.3	(1,088)	(71.4)
Impairment losses	281		-		(281)	(100.0)
Loss on disposal of fixed assets	76		147		70	92.9
Loss on sales of fixed assets	1		136		134	9,555.5
Valuation loss on investment securities	3		8		5	159.9
Amount allocated as allowance for valuation loss on investments in affiliates	630		-		(630)	(100.0)
Valuation loss on stock of affiliates	158		45		(112)	(71.2)
Loss on sale of stock of affiliates	180		-		(180)	(100.0)
Sale promotion expense of previous year	164		-		(164)	(100.0)
Head office relocation expenses	-		92		92	-
Other extraordinary loss	30		7		(22)	(73.7)
Income before taxes and other adjustments	15,916	9.6	20,059	11.7	4,143	26.0
Corporate income tax, inhabitant tax and business tax	5,539		4,030		(1,508)	(27.2)
Adjustments on corporate income tax, etc.	(543)		991		1,535	(282.4)
Net income	10,920	6.6	15,037	8.8	4,116	37.7
Profits brought forward	3,667		-			
Withdrawal reduction of revaluation difference for land	(20)		-			
Interim dividends	1,045		-			
Unappropriated retained earnings	13,562		-			

(3) Statement of Profit Appropriation

(Millions of yen, Amounts less than one million yen have been discarded.)

Item \ Period	Previous Fiscal Year (April 1, 2005 - March 31, 2006)	
	Breakdown	Amount
Unappropriated retained earnings		13,562
Reversal of voluntary reserve		
Reversal of reserve for reduction entry	5	5
Total		13,567
Profit appropriation		
Dividends	1,045	
Bonuses to directors and corporate auditors	128	
(Of which, bonuses to corporate auditors)	(8)	
General reserve	7,000	8,174
Profits carried forward (figures in parenthesis are loss carries forward)		5,393

(4) Non-consolidated Statement of Changes in Shareholders' Equity
Fiscal Year under Review (April 1, 2006 – March 31, 2007)

(Millions of yen, Amounts less than one million yen have been discarded.)

Item	Shareholders' equity										
	Common stocks	Additional paid-in capital	Retained earnings							Treasury stocks	Total shareholders' equity
		Capital reserve	Earned reserve	Total retained earnings	Other retained earnings				Total retained earnings		
					Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappro-priated retained earnings			
Balance as of April 1, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the fiscal year											
Payment of dividends			-					(2,463)	(2,463)		(2,463)
Net income			-					15,037	15,037		15,037
Directors' bonus			-					(128)	(128)		(128)
Acquisition of treasury stocks			-						-	(6,014)	(6,014)
Reversal of reserve for reduction entry			-			(9)		9	-		-
General reserve			-				7,000	(7,000)	-		-
Changes (net amount) of items other than shareholders' equity during the year			-						-		-
Reversal of land revaluation difference			-					(5)	(5)		(5)
Total changes during the year	-	-	-	-	-	(9)	7,000	5,449	12,439	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462

Item	Valuation and translation adjustments, etc.			Total net assets
	Unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of April 1, 2006	6,268	(330)	5,938	114,975
Changes during the fiscal year				
Payment of dividends				
Net income			-	(2,463)
Directors' bonus			-	15,037
Acquisition of treasury stocks			-	(128)
Reversal of reserve for reduction entry			-	(6,014)
General reserve			-	-
Changes (net amount) of items other than shareholders' equity during the year	684	5	690	690
Reversal of land revaluation difference			-	(5)
Total changes during the year	684	5	690	7,115
Balance as of March 31, 2007	6,952	(324)	6,628	122,091

Important Accounting Policies

1. Standard and method of valuation of marketable securities

   Held-to-maturity bonds

   Amortized cost method (straight-line method)

   Stocks of subsidiaries and affiliates

   Stated at cost based on the moving-average method

   Other marketable securities

   Marketable securities with fair market value

   Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)

   Marketable securities without fair market value

   To be stated at cost based on the moving-average method

2. Standard and method of valuation of inventories

   Products and merchandise, and supplies

   Stated at cost based on the periodic average method

3. Standard and method of valuation of derivative transactions

   Stated at market value based on the market price, etc. as of fiscal closing date

4. Method of depreciation of depreciable assets

   Tangible fixed assets

   By declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

   Standard useful years are as follows:

   Buildings: 3-50 years

   Intangible fixed assets

   By straight-line method

   5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

   Long-term prepaid expenses

   By straight-line method

5. Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen

   Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss

6. Appropriation standard applicable to provisions

   1) Allowance for bad debts

   In order to provide for losses from bad debts, the Company appropriates estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

   2) Allowance for valuation loss on investments in affiliates

   In order to provide for the reduction of value in investments in affiliates, an amount corresponding to the reduction in net assets was recorded.

   3) Provision for employees' bonus

   In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the fiscal year under review is appropriated.

   4) Provision for directors' bonuses

   To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the fiscal year under review, based on the estimated amount of payment as of the end of the fiscal year under review.

   (Changes in accounting policies)

Effective from the fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥128 million each in comparison with the amount calculated in accordance with the conventional method.

5) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets at the fiscal year under review, the amount that is assumed to have accrued at the fiscal year under review is appropriated.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

6) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

7. Method of treating lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

8. Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.

2) Method and subject of hedging

Method of hedging Exchange contracts

Subject of hedging Scheduled foreign currency-denominated transactions

3) Hedging policy

For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the assumed principal of the means of hedge and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

9. Other important matters for preparation of non-consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the non-consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

Changes in Accounting Method

(Accounting standards for the presentation of net assets in the balance sheet)

Effective from the fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.)

The amount of what was previously presented as "Shareholders' Equity" was ¥122,091 million.

Because of the amendment of the Financial Statements Regulations, the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Financial Statements Regulations.

(Changes in presentation method)

Effective from the fiscal year under review, business right is presented as "Goodwill," based on the amended Financial Statements Regulations.

Non-consolidated Balance Sheet

(Millions of Yen)

Previous Fiscal Year (April 1, 2005 - March 31, 2006)	Fiscal Year under Review (April 1, 2006 - March 31, 2007)
1. Accumulated depreciation on tangible fixed assets 6,563	1. Accumulated depreciation on tangible fixed assets 5,430
2. Number of authorized shares and total number of outstanding shares Number of authorized shares Common stocks 275,926,364 shares Total number of outstanding shares Common stocks 68,981,591 shares	2. ――――――――
3. Total holding amount of treasury stocks Common stocks 3,611,190 shares	3. ――――――――
4. Dividend restriction Net assets increased by valuing assets in accordance with Article 124, Item 3 of the Commercial Law Enforcement Regulation are 2,372 million yen.	4.
5. Assets and liabilities related to affiliates Accounts receivable 1,218 Other receivable 1,668 Accounts payable 10,640 Other payable 5,127	5. Assets and liabilities related to affiliates Accounts receivable 3,104 Other receivable 2,822 Accounts payable 10,913 Other payable 4,603
6. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the shareholders' equity section. Revaluation method Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998) Date of revaluation: March 31, 2001 Difference between the market value of revalued land for business use at year-end and the book value after the revaluation (458)	6. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the net assets section. Revaluation method Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998) Date of revaluation: March 31, 2001 Difference between the market value of revalued land for business use at year-end and the book value after the revaluation (441)
7. ――――――――	7. Bills at maturity at the end of the fiscal year are accounted assuming they are settled on the date of maturity. As the end of the fiscal year under review was a bank holiday, the following bills at maturity at the end of the fiscal year are excluded from the balance as of the end of the fiscal year under review: Notes receivable 57

Non-consolidated Statement of Income

(Millions of Yen)

Previous Fiscal Year (April 1, 2005 - March 31, 2006)		Fiscal Year under Review (April 1, 2006 - March 31, 2007)	
1. Breakdown and amount of main items in selling, general and administrative expenses		1. Breakdown and amount of main items in selling, general and administrative expenses	
Sales-related transportation expense	5,052	Sales-related transportation expense	5,234
Sales promotion expense	16,840	Sales promotion expense	18,571
Advertising expense	5,628	Advertising expense	5,633
Various fees	3,052	Various fees	2,881
Employees' salaries and bonus	5,308	Employees' salaries and bonus	5,185
Amount newly positioned as provision for employees' bonus	1,027	Amount newly positioned as provision for employees' bonus	1,012
Amount newly positioned as provision for severance benefits	734	Amount newly positioned as provision for severance benefits	585
Amount newly positioned as provision for directors' severance bonus	47	Amount newly positioned as provision for directors' severance bonus	47
Amount newly positioned as provision for bonus to directors	-	Amount newly positioned as provision for bonus to directors	128
Depreciation expense	1,021	Depreciation expense	803
2. Research and development expenses included in general and administrative expenses	3,626	2. Research and development expenses included in general and administrative expenses	3,890
3. Transactions with affiliates		3. Transactions with affiliates	
Product procurement	100,213	Product procurement	101,746
Dividend income	3,506	Dividend income	8,097
4. Breakdown of gains on sales of fixed assets		4. Breakdown of gains on sales of fixed assets	
Buildings and other structures	2	Buildings and other structures	147
Land	13	Land	4
Others	2		
5. Breakdown of loss on retirement of fixed assets		5. Breakdown of loss on retirement of fixed assets	
Machinery and equipments	42	Machinery and equipments	93
Software	27	Software	3
Other	5	Buildings and other structures	36
		Others	13
6. Breakdown of loss on sales of fixed assets		6. Breakdown of loss on sales of fixed assets	
Land	1	Buildings and other structures	1
		Land	134
		Others	1
7. Impairment loss (see below)		7. ————	

7. Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

Location	Asset type	Impairment loss
Minato-ku, Tokyo	Software	281

The Group posts impairment loss of assets which are grouped by business segment, in which unit it keeps track of profit and loss on the management accounting. The software in question was introduced to streamline business management of the Group, but the Company reviewed its profitability at the end of the fiscal year under review as it had become necessary to revise the original introduction plan.

As a result, future cash flows fell below the book value of investment. Consequently, the Company reduced the book value to the recoverable value, and recorded the reduced amount of ¥281 million as impairment losses in extraordinary losses.

Recoverable value was determined based on the utility value and calculated by applying a discount rate of 4.3% on future cash flows.

Items related to the Non-consolidated Statements of Shareholders' Equity
Fiscal Year under Review (April 1, 2006 – March 31, 2007)

Items related to treasury stocks **(Unit: Shares)**

	Balance at the End of the Previous Fiscal Year	Increase	Decrease	Balance at the End of the Fiscal Year under Review
Treasury stocks				
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)
Main items of the increase are as follows:
1. Increase from acquisition of odd-lot shares: 2,185 shares
2. Increase from open-market share acquisition: 943,000 shares

Items related to Marketable Securities
Previous Fiscal Year (as of March 31, 2006)

Securities
Refers to stocks of subsidiaries with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	24,769	23,622

The Company does not own stocks of affiliates with market value.

Fiscal Year under Review (as of March 31, 2007)

Securities
Refers to stocks of subsidiaries with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	22,222	21,075

The Company does not own stocks of affiliates with market value.

Per share information

Previous Fiscal Year (April 1, 2005 – March 31, 2006)	Fiscal Year under Review (April 1, 2006 – March 31, 2007)
Net assets per share: ¥1,756.87 Net income per share: ¥164.08 Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.	Net assets per share: ¥1,895.08 Net income per share: ¥231.98 Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.

The calculation bases are as follows. (Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review
Net income	10,920	15,037
Amount that does not belong to ordinary shareholders	128	-
(Of which, bonuses to directors by profit appropriation)	(128)	(-)
Net income related to ordinary shares	10,792	15,037
Number of average shares during the period (thousands of shares)	65,775	64,821
The outline of residual shares which were not included in computation of fully diluted earnings per share as they have no dilutive effect.	Stock options that were resolved at the ordinary general meeting of shareholders held on June 27, 2003: New share warrants: 5,446 units Common stocks: 544,600 shares Stock options resolved at the ordinary general meeting of shareholders held on June 29, 2004: New share warrants: 7,057 units Common stocks: 705,700 shares	Stock options that were resolved at the ordinary general meeting of shareholders held on June 27, 2003: New share warrants: 5,336 units Common stocks: 533,600 shares Stock options resolved at the ordinary general meeting of shareholders held on June 29, 2004: New share warrants: 6,921 units Common stocks: 692,100 shares

6. Others

Change in directors

Candidate for new director

Director Masakatsu Takai (Currently Operating Officer, and President and Chief Executive Officer of Unicharm Products Co., Ltd.)

END